Subject to Completion Preliminary Term Sheet dated November 24, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-202584

(To Prospectus dated April 30, 2015,

Prospectus Supplement dated April 30, 2015 and

        Product Supplement EQUITY INDICES SUN-1  dated

June 25, 2015)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	December , 2015 December , 2015 December , 2020
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM

¡       Maturity of approximately five years

¡       If the Index is flat or increases up to the Step Up Value, a return of [30.00% to 36.00%]

¡       If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

¡       1-to-1 downside exposure to decreases in the Index beyond a 15.00% decline, with up to 85.00% of your principal at risk

¡       All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

¡       No periodic interest payments

¡       Limited secondary market liquidity, with no exchange listing

¡       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or  guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other  governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.39 and $9.73 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price(1)(2)	$ 10.00	$

Underwriting discount(1)(2)	$ 0.25	$

Proceeds, before expenses, to CIBC	$ 9.75	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively. See “Supplement to the Plan of Distribution” below.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

December    , 2015

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Summary

The Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December     , 2020 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency in the United States, Canada or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the Dow Jones Industrial AverageSM (the “Index”), is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately five years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”), a price return index.
Starting Value:	The closing level of the Market Measure on the pricing date.
Ending Value:

The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.

Step Up Value:	[130% to 136%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$3.00 to $3.60] per unit, which represents a return of [30% to 36%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	85% of the Starting Value.

Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.25 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

The terms and risks of the notes are contained in this term sheet and in the following:

¡	Product supplement EQUITY INDICES SUN-1 dated June 25, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515234031/d945997d424b2.htm

¡	Prospectus dated April 30, 2015 and prospectus supplement dated April 30, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515161379/d916405d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:

¡	You anticipate that the Index will increase from the Starting Value to the Ending Value.

¡	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

¡	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

¡	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

¡	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

¡	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

¡	You believe that the Index will decrease from the Starting Value to the Ending Value.

¡	You seek 100% principal repayment or preservation of capital.

¡	You seek interest payments or other current income on your investment.

¡	You want to receive dividends or other distributions paid on the stocks included in the Index.

¡	You seek an investment for which there will be a liquid secondary market.

¡	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

Market-Linked Step Up Notes

This graph reflects the returns on the notes based on a Threshold Value of 85% of the Starting Value, a Step Up Payment of $3.30 (the midpoint of the Step Up Payment range of [$3.00 to $3.60]) and a Step Up Value of 133% of the Starting Value (the midpoint of the Step Up Value range of [130% to 136%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 85, a Step Up Value of 133, a Step Up Payment of $3.30 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
75.00	-25.00%	$9.00	-10.00%
80.00	-20.00%	$9.50	-5.00%
85.00(1)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$13.30(3)	33.00%
102.00	2.00%	$13.30	33.00%
105.00	5.00%	$13.30	33.00%
110.00	10.00%	$13.30	33.00%
120.00	20.00%	$13.30	33.00%
130.00	30.00%	$13.30	33.00%
133.00(4)	33.00%	$13.30	33.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
154.00	54.00%	$15.40	54.00%
160.00	60.00%	$16.00	60.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $3.30.

(4)	This is the hypothetical Step Up Value.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Redemption Amount Calculation Examples
Example 1

The Ending Value is 75.00, or 75.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	85.00

Ending Value:	75.00

Redemption Amount per unit

Example 2

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	85.00

Ending Value:	95.00

Redemption Amount per unit = $10.00, the principal amount, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.

Example 3

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:	100.00

Step Up Value:	133.00

Ending Value:	110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4

The Ending Value is 154.00, or 154.00% of the Starting Value:

Starting Value:	100.00

Step Up Value:	133.00

Ending Value:	154.00

Redemption Amount per unit

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

¡	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

¡	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

¡	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

¡	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

¡	Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-11, are included in the public offering price of the notes.

¡	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which we or any agents would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which we or our agents would be willing to buy your notes in any secondary market (if any exists) at any time.

¡	Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

¡	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

¡	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

¡	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

¡	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

¡	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

¡	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

¡	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the prospectus supplement dated April 30, 2015, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor” or “S&P”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Dow Jones Industrial AverageSM

Unless otherwise stated, all information on the DJIA provided in this term sheet is derived from Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME Indexes,” or an “Index sponsor”). The DJIA is a price-weighted index, which means an underlying stock’s weight in the DJIA is based on its price per share rather than the total market capitalization of the issuer. The DJIA is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the DJIA tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The DJIA is maintained by an Averages Committee comprised of the Managing Editor of The Wall Street Journal (“WSJ”), the head of Dow Jones Indexes research and the head of CME Group Inc. research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component’s core business. When such an event necessitates that one component be replaced, the entire DJIA is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the average.

Changes in the composition of the DJIA are made entirely by the Averages Committee without consultation with the corporations represented in the DJIA, any stock exchange, any official agency or us. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the DJIA are reviewed on an as-needed basis. Changes to the common stocks included in the DJIA tend to be made infrequently, and the underlying stocks of the DJIA may be changed at any time for any reason. The companies currently represented in the DJIA are incorporated in the United States and its territories and their stocks are listed on the New York Stock Exchange and NASDAQ.

The DJIA initially consisted of 12 common stocks and was first published in the WSJ in 1896. The DJIA was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the DJIA has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the DJIA have been changed on a relatively infrequent basis. Nine main groups of companies constitute the DJIA, with the approximate sector weights of the DJIA as of October 31, 2015 indicated in parentheses: Technology (14.18%); Industrials (19.12%); Financials (19.50%); Consumer Services (15.39%); Healthcare (11.62%); Oil & Gas (6.57%); Consumer Goods (9.45%); Telecommunications (1.77%); and Basic Materials (2.40%).

Computation of the Dow Jones Industrial AverageSM

The level of the DJIA is the sum of the primary exchange prices of each of the 30 component stocks included in the DJIA, divided by a divisor that is designed to provide a meaningful continuity in the level of the DJIA. Because the DJIA is price-weighted, stock splits or changes in the component stocks could result in distortions in the DJIA level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the DJIA. The current divisor of the DJIA is published daily in the WSJ and other publications. In addition, other statistics based on the DJIA may be found in a variety of publicly available sources.

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

The following table presents the listing symbol, industry group, and component stock weight for the ten highest weighted component stocks in the DJIA based on publicly available information on October 31, 2015.

Issuer of Component Stock	Symbol	Industry	Component Stock Weight
Goldman Sachs Group, Inc.	GS	Financials	7.09%
3M Company	MMM	Industrials	5.95%
Boeing Company	BA	Industrials	5.60%
International Business Machines Corporation	IBM	Technology	5.30%
NIKE, Inc.	NKE	Consumer Goods	4.96%
Home Depot, Inc.	HD	Consumer Services	4.68%
Apple Inc.	AAPL	Technology	4.52%
UnitedHealth Group Inc.	UNH	Health Care	4.45%
Walt Disney Company	DIS	Consumer Services	4.30%
Travelers Companies, Inc.	TRV	Financials	4.27%

None of us, MLPF&S or our respective affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the DJIA or any successor to the DJIA. Dow Jones and CME Indexes do not guarantee the accuracy or the completeness of the DJIA or any data included in the DJIA. Dow Jones and CME Indexes assume no liability for any errors, omissions, or disruption in the calculation and dissemination of the DJIA. Dow Jones and CME Indexes disclaim all responsibility for any errors or omissions in the calculation and dissemination of the DJIA or the manner in which the DJIA is applied in determining the amount payable on the notes at maturity.

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through November 20, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 20, 2015, the closing level of the Index was 17,823.81.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

License Agreement

Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”), and the DJIA is a product of S&P Dow Jones Indices LLC (“S&P”). We and S&P have entered into a non-transferable, non-exclusive license agreement providing for the sublicense to us, in exchange for a fee, of the right to use the Index in connection with the issuance of the notes.

The license agreement between us and S&P provides that the following language must be stated in this document:

The Index is a product of S&P, and has been licensed for use by us. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The notes are not sponsored, endorsed, sold or promoted by S&P, Standard & Poor’s Financial Services LLC, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Supplement to the Plan of Distribution

 Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates are obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•              the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•              a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above;

•              a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

•              Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes	TS-11

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident or deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Certain Income Tax Consequences–Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative polices, interest payable on the notes should not be considered to be “participating debt interest” and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1, which you should carefully review prior to investing the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would be generally reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. In regard to a potential application of the “constructive ownership” rules, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences–Supplemental U.S. Tax Considerations–U.S. Holders” in the product supplement.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Additionally, the following changes are hereby made to the “U.S. Federal Income Tax Summary” section of the product supplement EQUITY INDICES SUN-1 to reflect certain changes to the U.S. federal income tax law as a result of U.S. taxing authority guidance and activity:

•	The fourth paragraph in the section captioned “Non-U.S. Holders” is hereby deleted and replaced with the following: A dividend equivalent payment made with respect to an equity-linked instrument is treated as a U.S.-source dividend. Such payments are generally subject to a 30% U.S. withholding tax (or lower rate if a tax treaty applies) when paid to a non-U.S. holder. Treasury regulations provide that certain equity-linked instruments with payments that are contingent upon or determined by reference to U.S.-source dividends (including payments reflecting adjustments for dividends), are considered to pay dividend equivalents. Regulations exempt equity-linked instruments issued prior to 2016 from these rules and are shortly expected to be revised to exempt instruments issued prior to 2017 from these rules. Depending on the composition of the Market Measure, a note might be treated as an equity-linked instrument; however, since it is issued prior to 2017, it is expected to be exempt from the withholding tax rules specified for dividend equivalents.

•	The following sentences are hereby added immediately after the sentence in the section captioned “Additional Information for Investors”: FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest. The Internal Revenue Service recently announced in published guidance its intent to amend the regulations to extend the effective date of withholding on gross proceeds to 1 January 2019. Similarly the Internal Revenue Service announced its intention to delay the effective date of withholding tax on “foreign passthru payments” to the later of 1 January 2019 or the date of publication of final U.S. Treasury regulations defining such term.

Market-Linked Step Up Notes	TS-12

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Market-Linked Step Up Notes	TS-13

Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due December , 2020

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-14